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                 AFG INVESTMENT TRUST C
                    88 Broad Street
                   Boston, MA 02110

Dear Investor:

AFG Investment Trust C (the "Trust") is offering to purchase from its Class A Beneficiaries up to 904,956 Class A Beneficiary Interests ("Class A Interests"), which represents 45% of the outstanding Class A Interests, at a purchase price of $10.75 per Class A Interest.

On July 18, 1997, the Trust completed its offering of Class B Subordinated Interests. As previously communicated to you, the purpose of the Class B offering was to provide funds to the Trust to make a special distribution to the Class A Beneficiaries and purchase Class A Interests. The special distribution will be paid prior to August 25, 1997 in the amount of $1.47 per Class A Interest. When combined with other monthly distributions previously made since inception of the Trust (through August 1, 1997), the average cumulative distributions per Class A Interest will be $10.41. If you choose to sell your Class A Interests pursuant to this offer, the purchase price combined with the average cumulative distributions will have provided investors a total amount of $21.16 per Class A Interest. The original purchase price per Class A Interest was $25.00. Whether or not you sell your Class A Interests, you will retain the special distribution.

The Managing Trustee set the purchase price at an amount which, when combined with the special distribution, is in excess of the prices that Class A Interests have been selling for in the secondary market and also at a price which it believes will enable the Trust to make distributions to the non-tendering Class A Beneficiaries in an amount greater than the Trust would otherwise be able to make.

The offer will provide you the opportunity to sell your Class A Interests without incurring brokerage commissions and other transfer fees normally associated with the sale of Class A Interests. The offer is explained in detail in the Offer to Purchase and related Letter of Transmittal. If you wish to tender your Class A Interests, deliver (using the enclosed pre-addressed, postage paid envelope) or telecopy a duly completed copy of the enclosed Letter of Transmittal to the Depository, Trust Company of America. We encourage you to review these materials with your financial and tax advisor.

Neither the Trust nor the Managing Trustee makes any recommendation to any Class A Beneficiary whether to tender Class A Interests.

If you have questions regarding the offer or need assistance in tendering your Class A Interests, please call the Information Agent, Corporate Investor Communications, Inc. toll free at (800) 631-0988.

                                       AFG INVESTMENT TRUST C